Exhibit 99.1

Ballard Power announces acquisition of Arcola Energy to help customers integrate fuel cell engines into heavy-duty mobility

VANCOUVER, BC, LONDON and GLASGOW, Scotland, Nov. 11, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP)(TSX: BDLP), a world leader in the design and manufacturing of PEM fuel cell engines for medium- and heavy-duty vehicles, today announced the acquisition of Arcola Energy, a UK-based systems engineering company specializing in hydrogen fuel cell powertrain and vehicle systems integration. Ballard acquired 100% of Arcola for total upfront and earn-out cash and share consideration of up to US$40 million, based on the achievement of certain performance milestones.

With more than 10 years of experience integrating Ballard fuel cell engines into powertrains and heavy-duty vehicles, including buses, refuse trucks and trains, Arcola currently has approximately 90 employees based in the UK. Arcola is one of the fastest-growing hydrogen companies in the UK, working with some of the most progressive local authorities, fleet operators and OEMs to meet their zero-emission targets.

"We continue to focus on simplifying the fuel cell electric vehicle (FCEV) experience and ease implementation friction points for OEM customers and end-users," said Randy MacEwen, Ballard's President and Chief Executive Officer. "We are putting the customer at the heart of our strategy and investments. With the acquisition of Arcola, we will make it easier for existing and new OEM customers globally to offer FCEVs by providing stronger support for the integration of our fuel cell engines into their vehicle platforms, including powertrain integration, vehicle integration and application engineering."

Dr. Ben Todd, Founder and CEO of Arcola, stated, "The entire Arcola team is thrilled to combine our shared passion for decarbonizing mobility and our unique expertise in fuel cell powertrain integration with Ballard's world leading PEM fuel cell technology and market position in heavy-duty mobility. Together, we will improve and optimize FCEV powertrain and vehicle performance, lower lifecycle costs, and simplify powertrain and vehicle systems integration and service for customers."

Mr. MacEwen added: "With COP26 as a contextual backdrop for the urgent need to decarbonize hard-to-abate sectors, we are seeing growing global interest in the adoption of hydrogen-powered fuel cell engines into zero-emission buses, commercial trucks, trains and marine vessels. We welcome the Arcola team to Ballard, where our purpose is to deliver fuel cell power for a sustainable planet. With this acquisition, we significantly strengthen our global systems integration capabilities to further support our growth plan, while deepening our UK presence."

Ballard acquired Arcola for total consideration of up to US$40 million, including 337,353 Ballard shares (with a current approximate value of US$6 million) that vest over two years, and up to US$34 million in upfront and earn-out cash consideration based on the achievement of certain performance conditions over a two-year period.

National Bank Financial acted as financial advisors to Ballard for the purposes of this transaction.

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

ABOUT ARCOLA ENERGY

Arcola Energy is a systems engineering company specializing in hydrogen fuel cell powertrain and vehicle systems integration. To learn more about Arcola Energy, please visit www.arcolaenergy.com | @ArcolaEnergy

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the anticipated impact of the acquisition on our products and customers. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-power-announces-acquisition-of-arcola-energy-to-help-customers-integrate-fuel-cell-engines-into-heavy-duty-mobility-301422727.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/11/c4591.html

%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:00e 11-NOV-21